Exhibit 13.3

TRANSCANADA CORPORATION
RECONCILIATION TO UNITED STATES GAAP

June 30, 2009

TRANSCANADA CORPORATION
RECONCILIATION TO UNITED STATES GAAP

The unaudited consolidated financial statements of TransCanada Corporation (TransCanada or the Company) for the six months ended June 30, 2009 have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which in some respects, differ from United States (U.S.) GAAP.

The effects of significant differences between Canadian and U.S. GAAP on the Company’s consolidated financial statements for the three and six month periods ended June 30, 2009 are described below and should be read in conjunction with TransCanada’s 2008 audited consolidated financial statements and U.S. GAAP reconciliation for the year ended December 31, 2008 and unaudited consolidated financial statements for the three and six month periods ended June 30, 2009 prepared in accordance with Canadian GAAP.

Reconciliation of Net Income and Comprehensive Income

(unaudited)	Three months ended June 30		Six months ended June 30
(millions of dollars, except per share amounts)	2009	2008	2009	2008
Net Income in Accordance with Canadian GAAP	314	324	648	773
U.S. GAAP adjustments:
Net income attributable to non-controlling interests(1)	13	17	48	88
Unrealized loss/(gain) on natural gas inventory held in storage (2)	6	(42)	29	(76)
Tax impact of unrealized loss/(gain) on natural gas inventory held in storage	(2)	13	(9)	24
Tax recovery due to a change in tax legislation substantively enacted in Canada(3)	(1)	(1)	(1)	(1)
Net Income in Accordance with U.S. GAAP	330	311	715	808
Less: net income attributable to non-controlling interests(1)	(13)	(17)	(48)	(88)
Net Income Attributable to Common Shareholders in Accordance with U.S. GAAP(1)	317	294	667	720

Other Comprehensive Income (Loss) (OCI) in Accordance with Canadian GAAP	11	33	4	30
U.S. GAAP adjustments:
Change in funded status of postretirement plan liability, net of tax(4)	1	2	2	3
Change in equity investment funded status of postretirement plan liability, net of tax(4)	(1)	2	-	4
Comprehensive Income in Accordance with U.S. GAAP	328	331	673	757

Net Earnings Per Share in Accordance with U.S. GAAP, Basic and Diluted	$0.51	$0.52	$1.07	$1.31

Condensed Balance Sheet in Accordance with U.S. GAAP

(unaudited) (millions of dollars)	June 30, 2009	December 31, 2008
Current assets(2)	4,705	3,399
Long-term investments(4)(5)(6)	6,600	5,221
Plant, property and equipment	22,800	22,901
Goodwill	4,037	4,258
Regulatory Assets(4)(7)	1,764	1,810
Other assets (4)(8)	1,709	1,608
	41,615	39,197

Current liabilities(3)	2,679	4,264
Deferred amounts(4)(6)	1,070	1,238
Regulatory liabilities	487	551
Deferred income taxes(2)(4)(5)(7)	2,636	2,602
Long-term debt and junior subordinated notes(8)	18,814	16,664
	25,686	25,319
Shareholders’ equity:
Common shares	11,176	9,265
Non-controlling interests	1,153	1,194
Contributed surplus	280	279
Retained earnings(2)(3)(5)	3,983	3,809
Accumulated other comprehensive income(4)(9)	(663)	(669)
	15,929	13,878
	41,615	39,197

(1)
As required by Statement of Financial Accounting Standard (SFAS) 160 “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No.51”, the Company has reclassified its non-controlling interests on the income statement and balance sheet. On the balance sheet, non-controlling interests are now presented in the equity section. On the income statement, consolidated net income includes both the Company’s and the non-controlling interests’ share of net income. In addition, consolidated net income attributable to the Company and the non-controlling interests are separately disclosed. This reclassification has been applied retrospectively as required.

(2)	In accordance with Canadian GAAP, natural gas inventory held in storage is recorded at its fair value. Under U.S. GAAP, inventory is recorded at lower of cost or market.

(3)
In accordance with Canadian GAAP, the Company recorded current income tax benefits resulting from substantively enacted Canadian federal income tax legislation. Under U.S. GAAP, the legislation must be fully enacted for income tax adjustments to be recorded.

(4)
Represents the amortization of net loss and prior service cost amounts recorded in accumulated other comprehensive income under SFAS No.158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” for the Company’s defined benefit pension and other postretirement plans.

(5)
Under Canadian GAAP, pre-development costs incurred during the commissioning phase of a new project are deferred until commercial production levels are achieved. After such time, those costs are amortized over the estimated life of the project. Under U.S. GAAP, such costs are expensed as incurred. Certain development costs incurred by Bruce Power L.P., an equity investment, were expensed under U.S. GAAP.

(6)
Under Canadian GAAP, the Company accounts for certain investments using the proportionate consolidation basis whereby the Company’s proportionate share of the assets, liabilities, revenues, expenses and cash flows are included in the Company’s financial statements.  U.S. GAAP does not allow the use of proportionate consolidation and requires that such investments be recorded on an equity accounting basis.  Information on the balances that have been proportionately consolidated is located in Note 8 to the Company’s audited consolidated annual financial statements for the year ended December 31, 2008.  As a consequence of using equity accounting for U.S. GAAP, the Company is required to reflect an additional liability of $179 million at June 30, 2009 (December 31, 2008 - $51 million) for the estimated fair value of certain guarantees related to debt and other performance commitments of the joint venture operations that were not required to be recorded when the underlying liability was reflected on the balance sheet under the proportionate consolidation method of accounting.

(7)
Under U.S. GAAP SFAS 71 “Accounting for the Effects of Certain Types of Regulation”, the Company is required to record a deferred income tax liability for its cost-of-service regulated businesses and a corresponding regulatory asset.  Effective January 1, 2009, the Company chose to adopt accounting policies consistent with SFAS 71 for its Canadian GAAP financial statements.  Therefore, this U.S. GAAP difference has been eliminated subsequent to December 31, 2008.

(8)	In accordance with U.S. GAAP, debt issue costs are recorded as a deferred asset rather than being included in long-term debt as required by Canadian GAAP.

(9)	At June 30, 2009, Accumulated Other Comprehensive Income in accordance with U.S. GAAP is $195 million higher than under Canadian GAAP. The difference relates to the accounting treatment for defined benefit pension and other postretirement plans.

Fair Value Measurements

The Company adopted the provisions of SFAS No. 157 “Fair Value Measurements” for its financial assets and liabilities measured at fair value on a recurring basis effective January 1, 2008.  Effective January 1, 2009, the Company adopted the provisions of SFAS No. 157 for all non-financial assets and liabilities that are measured at fair value on a non-recurring basis. These non-financial items include assets and liabilities such as non-financial assets and liabilities assumed in a business combination, reporting units measured at fair value in a goodwill impairment test and asset retirement obligations initially measured at fair value.

SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the ‘exit price’) in an orderly transaction between market participants at the measurement date.

The Company’s financial assets and liabilities that are recorded at fair value on a recurring basis have been categorized into one of three categories based upon a fair value hierarchy in accordance with SFAS No. 157.  Fair values of assets and liabilities included in Level I are determined by reference to quoted prices in active markets for identical assets and liabilities.  Assets and liabilities in Level II include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly.   Level III valuations are based on inputs that are unobservable and significant to the overall fair value measurement. Long-dated commodity transactions in certain markets and the fair value of guarantees are included in this category. There is no current period disclosure required under SFAS No. 157 for items measured at fair value on a non-recurring basis.

Assets and liabilities measured at fair value on a recurring basis as of June 30, 2009, including both current and non-current portions, are categorized in accordance with SFAS No. 157 as follows:

(unaudited) (millions of dollars)	Quoted prices in active markets (Level I)	Significant other observable inputs (Level II)	Significant unobservable inputs (Level III)	Total
Derivative Financial Instruments:
Assets	95	540	-	635
Liabilities	(155)	(689)	(22)	(866)
Non-Derivative Financial Instruments Available for Sale:
Assets	23	-	-	23
Guarantees:
Liabilities	-	-	(190)	(190)
Total	(37)	(149)	(212)	(398)

Long-term debt fair value disclosures are based on quoted market prices for same or similar debt instruments, or, when not available, by discounting future payments of interest and principal at estimated interest rates.  These fair value disclosures fall under Level II in the SFAS No. 157 hierarchy.

The following table presents the net change in assets and liabilities measured at fair value on a recurring basis and included in the Level III fair value category:

(unaudited)	3 Months Ended June 30		6 Months Ended June 30
(millions of dollars, pre-tax)	Derivatives (1)	Guarantees (2)	Derivatives (1)	Guarantees (2)
Balance, opening	-	-	-	-
Transfers in(2)	-	(200)	-	(60)
Total realized and unrealized gains/(losses) included in OCI	(22)	-	(22)	-
Purchases and settlements, net	-	10	-	(130)
Balance, closing	(22)	(190)	(22)	(190)

(1) The fair value of derivative assets and liabilities are presented on a net basis.
(2) The fair value of guarantees is recognized in long-term investments and deferred amounts.  No amounts were recognized in earnings for the periods presented.  The fair value was previously included in the Level II fair value category.

Disclosures about Hedging Instruments and Hedging Activities

The Company adopted the provisions of SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities” effective January 1, 2009.  The statement is intended to enhance the current disclosure requirements to provide more information about how derivatives and hedging activities affect an entity’s financial position, financial performance and cash flows.  Many of these disclosures are provided in the Company’s consolidated financial statements prepared under Canadian GAAP.  Additional information required by SFAS No. 161 is provided below.

Derivatives in Net Investment Hedging Relationships

Three months ended June 30, 2009
(unaudited)
(millions of dollars, pre-tax)
Derivatives in Statement 133 Net Investment Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivatives	Location of Gain (Loss) Reclassified from AOCI into Income	Amount of Gain or (Loss) Reclassified from AOCI into Income	Location of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative
Foreign exchange contracts	143	Gain or (loss) on sale of subsidiary	Nil	Other income/ (expense)	Nil

Six months ended June 30, 2009
(unaudited)
(millions of dollars, pre-tax)
Derivatives in Statement 133 Net Investment Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivatives	Location of Gain (Loss) Reclassified from AOCI into Income	Amount of Gain or (Loss) Reclassified from AOCI into Income	Location of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative
Foreign exchange contracts	147	Gain or (loss) on sale of subsidiary	Nil	Other income/ (expense)	Nil

Derivatives in Cash Flow Hedging Relationships

Three months ended June 30, 2009 (unaudited) (millions of dollars, pre-tax)	Power	Natural Gas	Foreign Exchange	Interest
Amount of gain or loss recognized in OCI on derivative (effective portion)	65	(1)	(8)	5
Amount of gain or loss reclassified from AOCI into income (effective portion)	(30)	9	-	11
Amount of gain or loss recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)	(4)	-	-	-

Six months ended June 30, 2009 (unaudited) (millions of dollars, pre-tax)	Power	Natural Gas	Foreign Exchange	Interest
Amount of gain or loss recognized in OCI on derivative (effective portion)	104	(14)	(4)	-
Amount of gain or loss reclassified from AOCI into income (effective portion)	(28)	2	-	20
Amount of gain or loss recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)	-	1	-	-

Derivative contracts entered into to manage market risk often contain financial assurances provisions that allow parties to the contracts to manage credit risk.  These provisions may require collateral to be provided if a credit-risk-related contingent event occurs, such as a downgrade in the Company’s credit rating to non-investment grade.  Based on contracts in place and market prices at June 30, 2009, the aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a net liability position is $148 million for which the Company has provided collateral of $12 million in the normal course of business.  If the credit-risk-related contingent features in these agreements were triggered on June 30, 2009, the Company may be required to provide additional collateral of $136 million to its counterparties.  The Company has sufficient liquidity in the form of cash and undrawn committed revolving bank lines to meet these contingent obligations should they arise.

Income Taxes

At June 30, 2009, the total unrecognized tax benefit is approximately $72 million (December 31, 2008 - $80 million).  TransCanada’s continuing practice is to recognize interest and penalties related to income tax uncertainties in income tax expense.  Included in net tax expense for the six month period ended June 30, 2009 is $3 million of interest income and nil for penalties (June 30, 2008 - $6 million for interest expense and nil for penalties). At June 30, 2009, the Company had $22 million accrued for interest and nil accrued for penalties (December 31, 2008 - $24 million accrued for interest and nil accrued for penalties).

TransCanada expects the enactment of certain Canadian Federal tax legislation in the next twelve months.  This legislation will result in a favourable income tax adjustment of approximately $13 million.  Otherwise, subject to the results of audit examinations by taxing authorities and other legislative amendments, TransCanada does not anticipate further adjustments to the unrecognized tax benefits during the next twelve months that would have a material impact on its financial statements.

Changes in Accounting Policies

2009 Accounting Changes

In December 2007, Financial Accounting Standards Board (FASB) issued SFAS No. 160 and SFAS No. 141(R) “Business Combinations” both of which are effective for annual and interim periods beginning after December 15, 2008. SFAS No. 160 requires that third party ownership interests in subsidiaries be presented separately in the equity section of the balance sheet.  Consolidated net income will include both the shareholders’ and the non-controlling interests’ share of net income. SFAS No. 141(R) requires that most identifiable assets, liabilities (including obligations for contingent consideration), non-controlling interests and goodwill be recorded at “full fair value”.  Also, for step acquisitions, the acquirer will be required to re-measure its non-controlling equity investment in the acquiree at fair value as of the date control is obtained and recognize any gain or loss in income.  The Company adopted these standards on January 1, 2009 resulting in a reclassification of non-controlling interests on the income statement and balance sheet.

In April 2009, FASB issued Staff Position No. 141(R)-1 “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” which amends and clarifies SFAS No. 141(R).  Any asset or liability assumed in a business combination that arises from a contingency will be recognized at the fair value at the acquisition date if that fair value can be determined.  If the acquisition-date fair value cannot be determined, then the asset or liability will only be recognized if it is probable that the asset existed or the liability had been incurred at the acquisition date and the amount can be reasonable estimated.  This Staff Position is effective for acquisitions after December 15, 2008.  The Company will apply this standard as appropriate on future business combinations.

In April 2009, FASB issued Staff Position No. 107-1 and APB 28-1 “Interim Disclosures about Fair Value of Financial Instruments” which amends SFAS No. 107 “Disclosures about Fair Value of Financial Instruments” to require fair value disclosure for interim reporting periods in addition to annual financial statements.  This Staff Position will be effective for interim reporting periods after June 15, 2009.  The Company adopted these standards for its second-quarter 2009 report by expanding its financial instrument disclosure.

In April 2009, FASB issued Staff Position No. 115-2 and SFAS No. 124-2 “Recognition and Presentation of Other-Than-Temporary Impairments” which amends the guidance related to other-than-temporary impairments specifically for debt securities.  Other-than-temporary impairments must be recognized if the entity has the intention of selling the debt security or if it is more likely than not that the entity will be required to sell the debt security before its anticipated recovery.  This Staff Position will be effective for interim reporting periods after June 15, 2009.  The Company adopted these standards for its second-quarter 2009 report without a material impact to its financial statements.

In May 2009, FASB issued SFAS No. 165 “Subsequent Events” which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued.  The accounting and disclosure requirements under this standard have been incorporated in the Company’s Canadian GAAP financial statements, therefore, there was no impact on the Company’s U.S. GAAP financial statements.

Future Accounting Changes

In December 2008, FASB issued Staff Position No. 132(R)-1 “Employers’ Disclosures about Postretirement Benefit Plan Assets”, which requires more detailed disclosures regarding the employers’ plan assets, concentrations of risk within plan assets and valuation techniques used to measure the fair value of plan assets. This Staff Position will be effective for fiscal years ending after December 15, 2009. The Company will adopt these standards for its 2009 year-end reporting by expanding its postretirement benefit plan disclosures.